May 10, 2024

Patrick Fullem

Office of Manufacturing

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3561

Re:	Aviat Networks, Inc.

Registration Statement on Form S-3

Filed April 30, 2024

File No. 333-279014

Ladies and Gentlemen:

On behalf of Aviat Networks, Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated to 5:00 P.M., Washington, D.C. time, on May 14, 2024, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Securities and Exchange Commission

May 10, 2024

Very truly yours,

AVIAT NETWORKS, INC.

By:	/s/ Peter A. Smith
Name:	Peter A. Smith
Title:	President and Chief Executive Officer

Enclosures

cc:	Katherine Terrell Frank, Vinson & Elkins L.L.P.